15027147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. E. Nightingale Brokerage Services, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Stewart CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 3 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W.E. NIGHTINGALE BROKERAGE SERVICES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

GEORGE STEWART, CPA
316 17TH AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
W.E. Nightingale Brokerage Services Inc.

I have audited the accompanying balance sheet of W.E. Nightingale Brokerage Services Inc. as of December 31, 2014, and the related statement of operations, stockholders' equity changes in liabilities subordinated to claims of general creditors and cash flows the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.E. Nightingale Brokerage Services Inc., as of December 31, 2014, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contain in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Seattle, Washington
March 11, 2015

W.E. Nightingale Brokerage Services Inc.
Balance Sheet

ASSETS

		As of Dec. 31,2014
Current Assets		
Cash	$	1,028
Accounts Receivable		-
Deposits with clearing organization and others		19,973
Total Current Assets		21,001
Other Assets		
Furniture, equipment		-
less accumulated depreciation and amortization		-
Total Other Assets		-
	$	**21,001**

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities		
Accounts Payable	$	6,500
Line of Credit		582
Total Current Liabilities		7,082
Total Liabilities		7,082
Stockholders' Equity		
Common stock, ($0.10 par value, 100,000 shares authorized; 100,000 shares issued and outstanding as of December 31, 2014)		1,000
Additional paid-in capital		37,450
(Deficit accumulated)		(24,531)
Total Stockholders' Equity		13,919
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**21,001**

The Accompanying Notes are an integral part of these financial statements

W.E. Nightingale Brokerage Services Inc.
Statements of Operations

		Year Ended Dec. 31, 2014
Revenues		
Commissions	$	18,883
Interest Income		
Other Income		
Total Revenues		18,883
Expenses		
Advertising		
Auto Expenses		
Bank Charges/Clearing Fees		
Clearance		15,889
Depreciation		
Dues & Subscriptions		
Insurance		1,000
Interest		32
Office Expenses		760
Postage		
Professional Fee		500
Employee Benefit - Insurance		454
Miscellaneous		75
Regulatory Fees		1,000
Tickers & Quotes		609
Telephone		483
Travel and Entertainment		
Total Expenses		**20,802**
Net Income (Loss)	$	**(1,919)**
Basic earnings (loss) per share	$	(0.02)
Weighted average number of common shares outstanding		100,000

The Accompanying Notes are an integral part of these financial statements

W. E. Nightingale Brokerage Services Inc.
Statement of Changes in Stockholders' Equity
For the Year ended December 31, 2014

	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated	Total
Balance, December 31, 2013	**100,000**	**$ 1,000**	**$ 37,450**	**$ (22,612)**	**$ 15,838**
Net Profit (Loss), December 31, 2014				(1,919)	(1,919)
Balance, December 31, 2014	**100,000**	**$ 1,000**	**$ 37,450**	**$ (24,531)**	**$ 13,919**

The Accompanying Notes are an integral part of these financial statements

W.E. Nightingale Brokerage Services Inc.

Statement of Changes In Liabilities
Suborinated to Claims and General Creditors
For the Year ended December 31, 2014

Subordinated Liabilities at January 1, 2013	$	0
Increase		0
Decrease		0
Subordinated Liabilities at December 31, 2014	$	0

The Accompanying Notes are an integral part of these financial statements

W.E. Nightingale Brokerage Services Inc.
Statements of Cash Flows

		Year Ended Dec. 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(1,919)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation		
Changes in operating assets and liabilities:		
(Increase) Decrease in Accounts Receivable		
(Increase) Decrease in Deposits		2,309
Increase (Decrease) in Line of Credit		582
Increase (Decrease) in Accounts Payable		
Net cash provided by (used in) operating activities		972
CASH FLOWS FROM INVESTING ACTIVITIES		
Write Down of equipment		
Net cash provided by (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		
Additional paid-in capital		
(Increase) Decrease in Subscription Receivable		
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		972
Cash at beginning of period		56
Cash at end of period	$	1,028
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during year for :		
Interest	$	-
Income Taxes	$	-

The Accompanying Notes are an integral part of these financial statements

W. E. NIGHTINGALE BROKERAGE SERVICES INC
Notes to Financial Statements
December 31, 2014

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

W.E. Nightingale Brokerage Services Inc. (the Company) is a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities are introduced and cleared on a fully disclosed basis through the clearing broker.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year-end.

b. Basic Earnings per Share

In February 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective October 2, 2006 (date of inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

c. Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

d. Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Income Taxes

The Company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the owner. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or ligation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax returns examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretation thereof. The company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

f. Receivable from Clearing Broker

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

g. Revenue Recognition

Commissions on securities transactions are recorded on a trade date basis.

h. 15c3-3 Exemption

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The firm carries no customer accounts on its books and all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The company places its cash with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker and an officer of the company. As a consequence, concentration of credit risk is limited.

NOTE 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the securities Exchange act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $ 13,919 and $ 5,000, respectively, with excess net capital of $ 8,919. The company's net capital ratio (aggregate indebtedness to net capital) was 0.51 to 1. Accordingly to rule 15c3-1, the company's net capital ratio shall not exceed 15 to 1.

NOTE 4. FINANACIAL INSTRUMENTS

The sole officer and director of the Company may, in the future, become involved in other business opportunities as they become available, he may face a conflict in selecting between the Company and his other business opportunities. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2014:

Common stock, $ 0.10 par value: 100,000 shares authorized; 100,000 shares issued and outstanding.

NOTE 6. SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GEORGE STEWART, CPA
316 17TH AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
W.E. Nightingale Brokerage Services Inc.

In planning and performing my audit of the financial statements of W.E. Nightingale Brokerage Services Inc. for the year ended December 31, 2014 I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's abovementioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practice and procedures were adequate at December 31, 2014, to meet the Commission's objectives.

This report is intended solely for the use management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seattle, Washington
March 11, 2015

W.E. Nightingale Brokerage Services, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

NET CAPITAL		
Total stockholders' Equity	$	13,919
Deduct stockholders' Equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		13,919
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other(deductions) or allowable credits - deferred income taxes payable		0
Total capital and allowable subordinated liabilities		13,919
Deductible and /or charges		
A. Non-allowable assets		
Furniture, equipment, and leasehold improvement		
Net capital before haircuts on securities positions		13,919
Haircuts on securities		0
NET CAPITAL	$	13,919
AGGREGATE INDEBTEDNESS		
Items included in Balance Sheet		
Other accounts payable and accrued expenses		7,082
Total aggregate indebtedness	$	7,082
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Ratio: Aggregate indebtedness to net capital		0.51 to 1